

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2017

Richard T. McGuire III
Managing Partner
Marcato Capital Management LP
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

> **Re:** **Buffalo Wild Wings, Inc.**
> **PREC14A preliminary proxy statement filing made on March 23, 2017**
> **DFAN14A filing made on March 27, 2017 in reliance on Rule 14a-12**
> **Each filed by Marcato Capital Management LP et al.**
> **File No. 000-24743**

Dear Mr. McGuire:

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

General

1. Please clearly mark the proxy statement, as distinguished from the cover letter addressed to shareholders, as preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

2. Please revise the proxy statement, as distinguished from the cover letter addressed to shareholders, to specify the approximate date upon which the definitive proxy statement will be released to security holders. See Rule 14a-6(d) of Regulation 14A.

Reasons for the Solicitation, page 14

3. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, for example, the following statements:

- "However, Marcato also believes that for BWW to reach its full potential, the Company must address the persistent failures that have plagued critical business areas, including…;" and

- "Unfortunately, the Company has been unwilling to explore a serious dialogue in any of these areas, exposing an acute breakdown in good governance and shareholder alignment."

Characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation to support the statement. Please provide us with the factual foundation upon which the participants relied to compose the bulleted list that appears in this section and conclude that there is an acute breakdown in good governance and shareholder alignment, or revise to delete the assertion. See Note b. to Rule 14a-9.

Questions and Answers Relating to This Proxy Solicitation
Who Are the Nominees?, page 16

4. The biographical information of Mr. Sanders, as provided pursuant to Item 7 of Schedule 14A, does not fully comply with the requirements of Item 401(e) of Regulation S-K. A description of a director nominee's business experience during the past five years. Mr. Sanders' biographical information fails to mention his business experience between November 2013 and January 2015. Please revise or advise.

5. Advise us what, if any, disclosure has been provided in response to Item 8 of Schedule 14A given its requirement for non-registrants to disclose compensation-related information regarding nominees and their associates in a solicitation in opposition.

What is a broker non-vote?, page 23

6. The disclosure intimates that broker non-votes will exist. Under NYSE Rule 452, and interpretations thereof, however, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. Notwithstanding this interpretation, the disclosure contemplates the existence of votes absent the transmission of instructions to a broker, bank or other nominee if held in "street name." Please confirm the accuracy of the existing disclosures by providing us with written affirmation the statements are correct or revising the disclosure to make clear, if true, that broker non-votes will not exist in this solicitation.

Proposal No. 1—Election of Nominees, page 27

7. Please revise to indicate, if true, that each of the nominees has consented to being named in the proxy statement as distinguished from simply being "named." See Rule 14a-4(d) of Regulation 14A.

Proposal No. 2—Repealing of Certain Provisions of or Amendments to the Bylaws Adopted Since May 21, 2009, page 31

8. Please revise to indicate that to the extent the proposal is lawfully approved, bylaws aligned with security holder interests could be repealed.

9. To the extent that the participants know or reasonably should know that this proposal is at risk of being legally challenged or disallowed on grounds that such proposal is unlawful, please revise to indicate that any questions regarding the validity of the proposal ultimately may be settled in a court of competent jurisdiction.

Solicitation of Proxies, page 33

10. Please revise to indicate whether the participants' intention to seek reimbursement of expenses in connection with a successful solicitation of its nominees will be submitted to a vote of security holders. Refer to Item 4(b)(5) of Schedule 14A.

Certain Relationships with the Company, Page 34

11. Please present all of the beneficial ownership information required by, and in the format expected by, Item 6(d) of Schedule 14A and corresponding Item 403 of Regulation S-K, or advise us, if true, that Annex C will provide disclosure compliant with such standards.

Incorporation by Reference, page 37

12. Please be advised that the participants' intention to rely upon Rule 14a-5(c) would be impermissible at any time before the issuer distributes the information to security holders. If the participants decide to disseminate their proxy statement prior to the distribution of the issuer's proxy statement, the participants must undertake to provide the omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive proxy statement without all required disclosures. Please advise us as to the timing of the participants' anticipated distribution.

Form of Proxy

13. We note the disclosure that reads, "[u]nless otherwise specified,…" Please revise to conform this statement to the standard codified at Rule 14a-4(e) by expressly indicating, if true, that the proxy holders will vote the shares represented by the proxy as instructed.

Definitive Additional Materials filed in reliance upon Rule 14a-12

14. Please provide us with the factual foundation, as contemplated by Note b. of Rule 14a-9, to support the following statements, or provide such support or clarifying statement in lieu thereof in the next filing made under Section 14(a):

- "…there is substantial deficiency at the Board level and lack of a cohesive plan to create long-term shareholder value…";

- "…scrambling to protect the status quo…"; and

- "…the Company's rejection of our proposal to adopt a Universal proxy ballot is clearly designed to thwart shareholder democracy…", especially in light of the fact that the issuer, assuming a rejection of such proposal even occurred, might have had bona fide legal or other reasons not to concur with the proposal.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christina M. Thomas, Attorney-Adviser, at (202) 551-3577 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Richard M. Brand
       Cadwalader, Wickersham & Taft LLP